HERMAN H. PETTIGROVE, Attorney at Law
EXHIBIT 5.2

July 19, 2007

Mr. David R. Koos
Bio-Matrix Scientific Group, Inc.
8885 Rehco Road
San Diego, CA  92103

Dear Mr. Koos:

RE:  Opinion Letter BMXP Trust shares of Bio-Matrix Scientific Group, Inc.

BMXP Holdings Shareholder Business Trust (the “BMXP Trust”) has requested that the undersigned render an opinion concerning whether the distribution of 11,212,384 common shares of Bio-Matrix Scientific Group, Inc., a publicly traded Delaware corporation (“Distribution”) to beneficiaries of the Trust (“Beneficiaries”) will result in a taxable event for the Beneficiaries.

I have reviewed the relevant information necessary to render this opinion.  I have been advised that and it appears the relevant facts, which I believe to be reliable, are as follows:

1.
The BMXP Trust, a complex Trust, was established on May 23, 2007 when BMXP Holdings, Inc. transferred to the BMXP Trust all of its rights, title and interest in 11,462,570 common shares of Bio-Matrix Scientific Group, Inc.

2.	The BMXP Trust intends to distribute to the Beneficiaries 11,212,384 common shares of Bio-Matrix Scientific Group, Inc.

3.	The BMXP Trust does not plan to elect to recognize gain on the shares to be distributed pursuant to IRC §643(e)(3).

4.	The BMXP Trust is not expected to generate any taxable income or Distributable Net Income for the year in which the Distribution is to be made.

It is my opinion that, in accordance with IRC §662(a)2, the distribution of the common shares will result in ordinary income to Beneficiaries equivalent to the BMXP Trust’s cost basis per common share.  It is also my opinion that, in accordance with IRC §643(e)(1), the Basis to the Beneficiary shall be the adjusted basis of such shares in the hands of the estate or trust immediately before the distribution. If you have any questions about this matter please do not hesitate to call.

Sincerely,

Herman H. Pettigrove

1350 Main Street, Venice, California  90291 * Phone (310) 392-5400 * Fax (310) 392-5441